EXHIBIT 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Six months ended June 30
	2018	2017

Earnings from continuing operations before income taxes	$213	$224
Less: Equity earnings	(38)	(33)
Add: Total fixed charges deducted from earnings	142	148
Dividends received from equity investees	48	24

Earnings available for payment of fixed charges	$365	$363

Fixed charges

Interest expense	$140	$146
Portion of operating lease rental deemed to be interest	2	2

Total fixed charges deducted from earnings and fixed charges	$142	$148

Ratio of earnings to fixed charges	2.6	2.5